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                                                          OMB APPROVAL
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                                                   OMB NUMBER:        3235-0104
                                                   Expires:  September 30, 1998
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person

   Dorrance                          Bennett
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

   4201 N. 24th Street, #120
--------------------------------------------------------------------------------
                                    (Street)

   Phoenix                             Az                             85016
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  (City)                             (State)                          (Zip)



2. Date of Event Requiring Statement (Month/Day/Year)

   3/30/1998


3. IRS or Social Security Number of Reporting Person

   ###-##-####


4. Issuer Name and Ticker or Trading Symbol

   Vlasic Foods International Inc. (vl)


5. Relationship of Reporting Person to Issuer (Check all applicable)


   [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                       (give title below)                       (Specify below)



--------------------------------------------------------------------------------

6. If Amendment, Date of Original   (Month/Day/Year) ___________________________

7. Individual or Joint Group Filing (Check Applicable Line)

      X   Form Filed by One Reporting Person
   ------
   ______ Form Filed by More Than One Reporting Person


                                      Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Common Stock                    3,234,967 (01)                        I                    Trustee
--------------------------    ---------------------------      -----------------        ------------------------------------------
Common Stock                    2,000,000 (02)                        I                    Limited Partnership
--------------------------    ---------------------------      -----------------        ------------------------------------------
Common Stock                       49,119 (03)                        I                    Trust for Children
--------------------------    ---------------------------      -----------------        ------------------------------------------
Common Stock                       49,123 (03)                        I                    Trust for Children
--------------------------    ---------------------------      -----------------        ------------------------------------------
Common Stock                       30,694 (04)                        I                    As Executor
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 3 (continued)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
                                     cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration     (Instr. 4)                          Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month Day                                          Security        Direct (D)     (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                    (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------
Phantom Units                                       Common Stock              484                          D
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses:

  (01)  Bennett Dorrance is a Trustee of the Bennett Dorrance Trust.

  (02) Held by a limited partnership (ABD) of which Mr. Dorrance is the sole general partner. In his capacity as a general partner, Mr. Dorrance holds a 1% interest in the partnership. He is also the settlor trustee and a beneficiary of certain trusts which collectively hold a 98% interest in the partnership. Mr. Dorrance is one of the trustees for the trusts of two of his children, each of which holds a 0.5% interest in ABD.

  (03) Held as one of the trustees of a trust for, or as guardian of, one of Mr. Dorrance's children, and he disclaims beneficial ownership of such shares.

  (04) Held as one of the Executors under the will of John T. Dorrance, and Mr. Dorrance disclaims beneficial ownership of such shares.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                               /s/ Bennett Dorrance                 4/9/1998
                              _______________________________    ______________
                              **Signature of Reporting Person         Date